PROSPECTUS Dated January 25, 2006	Preliminary Pricing Supplement No. 62
PROSPECTUS SUPPLEMENT	Registration Statement No. 333-131266
For HITS	Dated May 24, 2006
Dated March 30, 2006	Rule 433

GLOBAL MEDIUM-TERM NOTES, SERIES F Senior Fixed Rate Notes

% HITS due July 20, 2007 Based on the Common Stock of Toll Brothers, Inc. High Income Trigger SecuritiesSM (“HITSSM”)

The HITS offered are senior unsecured obligations of Morgan Stanley, will pay a coupon of 10% to 11% per year and will have the terms described in the prospectus supplement for HITS and the prospectus, as supplemented or modified by this indicative pricing supplement. At maturity the HITS will pay either (i) an amount of cash equal to the principal amount of the HITS, or (ii) a number of shares of common stock of Toll Brothers, Inc., if the trading price of the common stock of Toll Brothers, Inc. decreases to or below the trigger price over the term of the HITS. The HITS do not guarantee any return of principal at maturity.
Indicative Terms:
Underlying company:	Toll Brothers, Inc., which we refer to as Toll Brothers
Underlying stock:	The common stock of Toll Brothers
Aggregate principal amount:	$
Pricing date:	June , 2006, which will be the day we price the HITS for initial sale to the public
Original issue date (Settlement date):	June , 2006, which we expect will be the fifth business day following the pricing date
Maturity date:	July 20, 2007
Issue price (principal amount):	$10 per HITS
Coupon rate:	10% to 11% per annum. The actual coupon rate will be determined on the pricing date.
Interest payment dates:	October 20, 2006, January 20, 2007, April 20, 2007 and the maturity date
Denominations:	$10 (and integral multiples thereof)
Initial share price:	$ , the closing price of Toll Brothers common stock on the pricing date
Trigger level:	75%
Trigger price:	$ , equal to 75% of the initial share price
Payment at maturity:	If at any time on any trading day from and including the pricing date to and including the determination date:
• the trading price has not decreased to or below the trigger price, then you will receive an amount in cash equal to $10 per HITS, or
• the trading price has decreased to or below the trigger price, then you will receive shares of common stock in exchange for each HITS at the exchange ratio.
Exchange ratio:	, which will equal $10 divided by the initial share price
Determination date:	July 18, 2007, subject to postponement in the event of certain market disruption events
Exchange right:	The HITS are not exchangeable into cash or Toll Brothers common stock prior to maturity.
Listing:	We will apply to list the HITS on the AMEX under the proposed symbol “TBI,” but it is not possible to predict whether the HITS will meet the AMEX listing requirements and we do not expect to announce whether the HITS will meet such requirements prior to the pricing of the HITS.
CUSIP:	61748A536

The HITS involve risks not associated with an investment in ordinary debt securities. See “Risk Factors” beginning on PS-6.
The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this pricing supplement or the accompanying prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

PRICE $10 PER HITS

	Price to Public(1)	Agent’s Commissions(2)	Proceeds to Company(1)

Per HITS	$	$	$
Total	$	$	$
(1)	Plus accrued coupon, if any, from the original issue date.
(2)	For additional information, see “Plan of Distribution” in the prospectus supplement for HITS.

MORGAN STANLEY

Where You Can Find More Information

     Morgan Stanley has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement for HITS) with the Securities and Exchange Commission, or SEC, for the offering to which this pricing supplement relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement for HITS and any other documents relating to this offering that Morgan Stanley has filed with the SEC for more complete information about Morgan Stanley and this offering. You may get these documents without cost by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, Morgan Stanley will arrange to send you the prospectus and the prospectus supplement for HITS if you so request by calling toll-free 800-584-6837.

You may access these documents on the SEC web site at www.sec.gov as follows:

  Prospectus Supplement for HITS dated March 30, 2006:
  http://www.sec.gov/Archives/edgar/data/895421/000095010306000965/dp02349_hits.txt
  Prospectus dated January 25, 2006:
  http://www.sec.gov/Archives/edgar/data/895421/000095010306000145/jan2506_424b2.txt

     Terms used in this pricing supplement are defined in the prospectus supplement for HITS or in the prospectus. As used in this pricing supplement, the “Company,” “we,” “us,” and “our” refer to Morgan Stanley.

     We are using this pricing supplement to solicit from you an offer to purchase our    % High Income Trigger SecuritiesSM due July 20, 2007, Based on the Common Stock of Toll Brothers, Inc., which we refer to as the HITSSM. You may revoke your offer to purchase the HITS at any time prior to the time at which we accept such offer by notifying the relevant agent. We reserve the right to change the terms of, or reject any offer to purchase the HITS prior to their issuance. In the event of any material changes to the terms of the HITS, we will notify you.

      “High Income Trigger Securities” and “HITS” are service marks of Morgan Stanley.

Your Return on the HITS

     No guaranteed return of principal. Unlike ordinary debt securities, the HITS do not guarantee any return of principal at maturity.

     Coupon on the principal amount. We will pay a coupon on the HITS at a rate that will be 10% to 11% of the principal amount per year on October 20, 2006, January 20, 2007, April 20, 2007 and the maturity date, which is more than the current dividend rate on Toll Brothers common stock. The actual coupon rate will be determined on the pricing date. For U.S. federal income tax purposes, we and you will generally agree to treat a portion of the total coupon as interest, accruing at     % per annum, and the remaining portion as option premium, equivalent to     % per annum. See “United States Federal Income Taxation” below. You will be entitled to receive all coupon payments on the principal amount of your HITS whether we deliver cash or shares of Toll Brothers common stock at maturity.

     Payment at maturity. We will deliver to you on the maturity date for each $10 principal amount of HITS that you hold:

  if the trading price of Toll Brothers common stock has not decreased to or below the trigger price at any time on any trading day from and including the pricing date to and including the determination date, an amount in cash equal to $10 per HITS; or

  if the trading price of Toll Brothers common stock has decreased to or below the trigger price at any time on any trading day from and including the pricing date to and including the determination date, shares of Toll Brothers common stock in exchange for each HITS at the applicable exchange ratio.

  where,

                     exchange ratio =              , which will be equal to $10 divided by the initial share price

     Postponement of maturity date. If the scheduled determination date is postponed because that day is not a trading day or a market disruption event occurs on that day and the actual determination date is less than two trading days prior to the scheduled maturity date, the maturity date will be the second trading day following the determination date as postponed.

Hypothetical Payments on the HITS

     The following examples illustrate the payment at maturity on the HITS for a range of hypothetical closing prices for Toll Brothers common stock on a hypothetical determination date, which is approximately one year from the issue date of the HITS, depending on whether an intraday trading price during the term of the HITS has or has not decreased to or below the trigger price.

The hypothetical examples are based on the following hypothetical values:

•	Issue price (per HITS):	$10.00
•	Initial share price:	$28.00 (the hypothetical closing price of one share of Toll Brothers common stock on the pricing date)
•	Exchange ratio:	0.35714 (the $10.00 price per HITS divided by the hypothetical initial share price)
•	Trigger price:	$21.00 (75% of the initial share price)
•	Annual coupon:	10.50%

     TABLE 1: This table represents the hypothetical payment at maturity and the total payment over the term of the HITS (assuming a one-year term) on a $10.00 investment in the HITS if the trading price of Toll Brothers common stock has not decreased to or below the hypothetical trigger price of $21.00 at any time on any trading day from and including the pricing date to and including the determination date. Consequently, the payment at maturity in each of these examples would be made in cash.

Hypothetical Toll Brothers common stock closing price at determination date	Value of cash delivery amount at maturity per HITS	Total quarterly coupon payments	Value of total payment per HITS

$22.000	$10.000	$1.050	$11.050
$24.000	$10.000	$1.050	$11.050
$26.000	$10.000	$1.050	$11.050
$28.000	$10.000	$1.050	$11.050
$30.000	$10.000	$1.050	$11.050
$32.000	$10.000	$1.050	$11.050
$34.000	$10.000	$1.050	$11.050
$36.000	$10.000	$1.050	$11.050

     TABLE 2: This table represents the hypothetical payment at maturity and the total payment over the term of the HITS (assuming a one-year term) on a $10.00 investment in the HITS if the trading price of Toll Brothers common stock has decreased to or below the trigger price of $21.00 at any time on any trading day from and including the pricing date to and including the determination date. Consequently, the payment at maturity in each of these examples would be made by the delivery of shares of Toll Brothers common stock.

Hypothetical Toll Brothers common stock closing price at determination date	Value of shares of Toll Brothers common stock delivered at maturity per HITS	Total quarterly coupon payments	Value of total payment per HITS

$0.000	$0.000	$1.050	$1.050
$15.000	$5.357	$1.050	$6.407
$20.000	$7.143	$1.050	$8.193
$25.000	$8.929	$1.050	$9.979
$28.000	$10.000	$1.050	$11.050
$30.000	$10.714	$1.050	$11.764
$35.000	$12.500	$1.050	$13.550

     Because the trading price of Toll Brothers common stock may be subject to significant fluctuation over the term of the HITS, it is not possible to present a chart or table illustrating the complete range of possible payouts at maturity. The examples of the hypothetical payout calculations above are intended to illustrate how the amount payable to you at maturity will depend both on (a) whether the price of Toll Brothers common stock falls to or below the trigger price from and including the pricing date to and including the determination date and (b) the closing price of Toll Brothers common stock on the determination date.

     You can review the historical prices of Toll Brothers common stock in the section of this pricing supplement called “Description of HITS—Historical Information.” The historical performance of Toll Brothers common stock included in this pricing supplement should not be taken as an indication of the future performance of Toll Brothers common stock during the term of the HITS. It is impossible to predict whether the prices of Toll Brothers common stock will rise or fall during the term of the HITS, whether the price of Toll Brothers common stock will or will not decrease to or below the trigger price during the term of HITS, or the price of Toll Brothers common stock at maturity.

Toll Brothers common stock – Public Information

     Toll Brothers designs, builds, markets and arranges financing for single-family detached and attached homes in luxury residential communities. Toll Brothers common stock is registered under the Exchange Act. Information provided to or filed with the Commission by Toll Brothers pursuant to the Exchange Act can be located by reference to Commission file number 001-09186 through the Commission’s website at http://www.sec.gov. In addition, information regarding Toll Brothers may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents. See the section called “Underlying Company and Stock—Public Information” in the prospectus supplement for HITS.

     This pricing supplement relates only to the HITS offered hereby and does not relate to Toll Brothers common stock or other securities of Toll Brothers. We have derived all disclosures contained in this prospectus supplement regarding Toll Brothers from the publicly available documents described in the preceding paragraph. In connection with the offering of the HITS, neither we nor the Agent has participated in the preparation of such documents or made any due diligence inquiry with respect to Toll Brothers. Neither we nor the Agent makes any representation that such publicly available documents or any other publicly available information regarding Toll Brothers is accurate or complete.

     Neither we nor any of our affiliates makes any representation to you as to the performance of Toll Brothers common stock.

     Historical Information. The following table sets forth the published high and low closing prices of Toll Brothers common stock for 2003, 2004, 2005 and 2006 through May 23, 2006. The closing price of Toll Brothers common stock on May 23, 2006 was 27.35. We obtained the closing prices and other information below from Bloomberg Financial Markets, without independent verification. You should not take the historical prices of Toll Brothers common stock as an indication of future performance.

	High	Low

(CUSIP 889478103)
2003
First Quarter	10.93	8.88
Second Quarter	15.89	9.75
Third Quarter	15.71	13.00
Fourth Quarter	21.50	16.31
2004
First Quarter	23.87	18.79
Second Quarter	22.78	18.43
Third Quarter	23.90	18.95
Fourth Quarter	34.31	21.33
2005
First Quarter	45.00	32.85
Second Quarter	52.24	36.16
Third Quarter	58.25	41.51
Fourth Quarter	43.65	33.62
2006
First Quarter	39.90	29.35
Second Quarter (through May 23, 2006)	35.83	26.90

     All share price information has been adjusted to reflect a two-for-one stock split that was payable on July 8, 2005. Toll Brothers has never paid cash dividends on Toll Brothers common stock. We make no representation as to the amount of dividends, if any, that Toll Brothers will pay in the future. In any event, as an investor in the HITS, you will not be entitled to receive dividends, if any, that may be payable on Toll Brothers common stock.

     Use of Proceeds and Hedging. The net proceeds we receive from the sale of the HITS will be used for general corporate purposes and, in part, in connection with hedging our obligations under the HITS through one or more of our subsidiaries.

     On or prior to the day we price the HITS for initial sale to the public, we, through our subsidiaries or others, expect to hedge our anticipated exposure in connection with the HITS by taking positions in Toll Brothers common stock, in options contracts on Toll Brothers common stock listed on major securities markets, or positions in any other available securities or instruments that we may wish to use in connection with such hedging. Such purchase activity could increase the price of Toll Brothers common stock, and, accordingly, potentially increase the trigger price relative to the price of Toll Brothers common stock absent such hedging activity. For further information on our use of proceeds and hedging, see “Use of Proceeds and Hedging” in the prospectus supplement for HITS.

Risk Factors

     The HITS involve risks not associated with conventional debt securities, some of which are briefly summarized below:

     The HITS do not guarantee return of principal at maturity. Our payment to you at maturity will either be (i) cash equal to the principal amount of each HITS or (ii) a number of shares of Toll Brothers common stock, if the trading price of Toll Brothers common stock decreases below the trigger price over the term of the HITS. If we deliver shares of Toll Brothers common stock at maturity in exchange for each HITS, the value of those shares may be less than the principal amount of each HITS and could be zero.

     Except in certain circumstances, you will not participate in any appreciation in the value of Toll Brothers common stock. Generally, you will not participate in any appreciation in the price of Toll Brothers common stock, and your return on the HITS will be limited to the coupon payable on the HITS.

     Secondary trading may be limited. There may be little or no secondary market for the HITS. You should be willing to hold your HITS to maturity.

     Market price of the HITS will be influenced by many unpredictable factors. Although we expect that generally the trading price of Toll Brothers common stock on any day will affect the value of the HITS more than any other single factor, other factors that may influence the value of the HITS include: whether the trading price of Toll Brothers common stock has decreased to or below the trigger price at any time on any trading day, the volatility, the dividend rate on Toll Brothers common stock, geopolitical conditions and economic, financial, political, regulatory or judicial events, interest and yield rates in the market, the time remaining to the maturity of the HITS, our creditworthiness and the occurrence of certain events affecting Toll Brothers that may or may not require an adjustment to the exchange ratio.

     The inclusion of commissions and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices. Assuming no change in market conditions or any other relevant factors, the price, if any, at which MS & Co. is willing to purchase HITS in secondary market transactions will likely be lower than the original issue price, since the original issue price included, and secondary market prices are likely to exclude, commissions paid with respect to the HITS, as well as the projected profit included in the cost of hedging our obligations under the HITS.

     If the HITS are accelerated, you may receive an amount worth substantially less than the principal amount of the HITS. The amount payable to you if the maturity of the HITS is accelerated will differ depending on whether it is due to a price event acceleration due to a decline in the price of Toll Brothers common stock times the exchange factor for two consecutive trading days to the acceleration trigger price of $2.00 per share, or an event of default acceleration, and may be substantially less than the principal amount of the HITS.

     Morgan Stanley is not affiliated with Toll Brothers. Toll Brothers is not an affiliate of ours and is not involved with this offering in any way.

      Morgan Stanley may engage in business with or involving Toll Brothers without regard to your interests. We or our affiliates may presently or from time to time engage in business with Toll Brothers without regard to your interests, and thus may acquire non-public information about Toll Brothers. Neither we nor any of our affiliates undertakes to disclose any such information to you. In addition, we or our affiliates from time to time have published and in the future may publish research reports with respect to Toll Brothers, which may or may not recommend that investors buy or hold Toll Brothers common stock.

     You have no shareholder rights. Investing in the HITS is not equivalent to investing in Toll Brothers common stock. As an investor in the HITS, you will not have voting rights or rights to receive dividends or other distributions or any other rights with respect to Toll Brothers common stock.

     The HITS may become exchangeable into the common stock of a company other than Toll Brothers. Following certain corporate events relating to Toll Brothers common stock, you may receive at maturity or the common stock of a successor corporation to Toll Brothers. The occurrence of such corporate events and the consequent adjustments may materially and adversely affect the market price of the HITS.

     The antidilution adjustments the calculation agent is required to make do not cover every corporate event that could affect Toll Brothers common stock. For example, the calculation agent is not required to make any adjustments if Toll Brothers or anyone else makes a partial tender or partial exchange offer for Toll Brothers common stock. If an event occurs that does not require the calculation agent to adjust the amount of Toll Brothers common stock payable at maturity, the market price of the HITS may be materially and adversely affected.

     The economic interests of MS & Co., as the calculation agent and of MS & Co. and other affiliates of ours that will carry out hedging activities related to the HITS or that trade Toll Brothers common stock on a regular basis are potentially adverse to your interests as an investor in the HITS. The hedging or trading activities of our affiliates on or prior to the pricing date and during the term of the HITS could adversely affect the price of Toll Brothers common stock on the pricing date and at maturity and, as a result, could decrease the amount you may receive on the HITS at maturity. Any of these hedging or trading activities on or prior to the pricing date could potentially affect the price of the underlying stock and, accordingly, potentially increase the initial share price used to calculate the trigger price and, therefore, potentially have raised the trigger price relative to the price of the underlying stock absent such hedging or trading activity. Additionally, such hedging or trading activities during the term of the HITS could potentially affect whether the price of the underlying stock decreases to or below the trigger price and, therefore, whether or not you will receive the principal amount of the HITS or shares of the underlying stock at maturity. Furthermore, if the price of the underlying stock has decreased to or below the trigger price such that you will receive shares of the underlying stock at maturity, our trading activities prior to or at maturity could adversely affect the value of the shares of underlying stock we will deliver at maturity.

     The U.S. federal income tax consequences of an investment in the HITS are uncertain. See the section called “United States Federal Income Taxation” below.

     For further discussion of these and other risks you should read the section entitled “Risk Factors” beginning on S-8 of the prospectus supplement for HITS. We also urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the HITS.

ERISA

     See “ERISA” in the prospectus supplement for HITS.

United States Federal Income Taxation

     The U.S. federal income tax consequences of an investment in the HITS are uncertain. There is no direct legal authority as to the proper tax treatment of the HITS, and consequently our counsel is unable to render an opinion as to their proper characterization for U.S. federal income tax purposes. Pursuant to the terms of the HITS and subject to the discussion in the accompanying prospectus supplement under “United States Federal Taxation,” you have agreed with us to treat a HITS as a unit consisting of (i) an option granted by you to us, to enter into, upon the occurrence of certain events, a forward contract pursuant to which you agree to purchase Toll Brothers common stock from us at maturity and (ii) a deposit with us of a fixed amount of cash to secure your obligation under the forward contract. We have determined that the Yield on the Deposit is     % per annum compounded quarterly, and that the remainder of the coupon on the HITS is attributable to the Option Premium, as described in the section of the accompanying prospectus supplement called “United States Federal Taxation—Tax Treatment of the HITS.”

     Please read the discussion under “United States Federal Taxation” in the accompanying prospectus supplement concerning the U.S. federal income tax consequences of investing in the HITS. Non-U.S. investors should note that the discussion in the accompanying prospectus supplement does not address the tax consequences to non-U.S. investors that hold, or will hold, actually or constructively, more than 5% of the HITS or more than 5%

of any Toll Brothers stock. If the Internal Revenue Service (the “IRS”) were successful in asserting an alternative characterization for the HITS, the timing and character of income on the HITS might differ. We do not plan to request a ruling from the IRS regarding the tax treatment of the HITS, and the IRS or a court may not agree with the tax treatment described in this pricing supplement and the prospectus supplement for HITS.

You are urged to consult your own tax advisors regarding all aspects of the U.S. federal income tax consequences of investing in the HITS, as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.